November 18, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	SG Blocks, Inc. Registration Statement on Form S-1, as amended File No: 333-260996 Request For Acceleration of Effectiveness

Ladies and Gentlemen:

SG Blocks, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-260996), to become effective on Tuesday, November 23, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 or (212) 907-6457 with any questions you may have concerning this request, and please notify her or him when this request for acceleration has been granted.

Very truly yours,

SG BLOCKS, Inc.

By:	/s/ Paul M. Galvin
	Name:	Paul M. Galvin
	Title:	Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP Patrick J. Egan, Esq., Gracin & Marlow, LLP